Catalyst Paper Corporation

Annual and Special Meeting of Holders of
Common Shares of
Catalyst Paper Corporation (the “Issuer”)

April 28, 2010

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Votes By Proxy
General Business	Outcome of Vote	Votes For	Votes Withheld

1.     The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed

(a)   Thomas S. Chambers
(b)   Gary Collins
(c)    Michel Desbiens
(d)   William F. Dickson
(e)    Benjamin C. Duster IV
(f)    Richard Garneau
(g)   Denis Jean
(h)   Jeffrey G. Marshall
(i)    Amit B. Wadwaney

2.     The appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting

	Carried Carried	164,603,309 167,042,299 166,123,680 164,244,722 165,466,383 167,199,432 167,410,447 164,052,681 160,287,801 164,273,026	3,329,015 890,025 1,808,644 3,687,602 2,465,941 732,892 521,877 3,879,643 7,644,523 3,659,298
Votes by Ballot
Special Business	Outcome of Vote	Votes For	Votes Withheld
3. Amendment to the Corporation’s Restricted Share Unit Plan to increase the number of common shares of the Corporation that may be reserved for issuance under the Plan from 7,000,000 to 9,500,000	Carried	118,769,155	49,283,661